UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Nabriva Therapeutics AG
(Name of Issuer)

Common Shares, nominal value €1.00 per share, and American Depositary Shares, each representing 1/10 of one Common Share
(Title of Class of Securities)

62957M104**
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing one tenth (1/10) of a Common Share.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62957M104	SCHEDULE 13G	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS
Phase4 Ventures III General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)☐
(b)☒(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
159,882 (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
159,882 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
159,882 (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This Schedule 13G is being filed by: (a) Phase4 Ventures III General Partner Limited (“Phase4 GP”), (b) Phase4 Partners Limited (“Phase4 Partners”), (c) Phase4 Ventures III LP (“Phase4”) and (d) Phase4 Ventures III GP LP (“Phase4 GPLP”, and together with Phase4 GP, Phase4 Partners, and Phase 4, the “Reporting Persons”). The general partner of Phase4 is Phase4 GPLP. The general partner of Phase4 GPLP is Phase4 GP. Phase4 GP has appointed Phase4 Partners to act as the manager of Phase4. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Each of the Reporting Persons is deemed to beneficially own shares held by Phase4.

(2) Includes 159,882 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 1,598,820 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share. Phase4 Partners ultimately exercises voting and dispositive power over the securities held by Phase4.

(3) This percentage is calculated based upon the 2,719,025 Common Shares (including 2,186,718 Common Shares represented by 21,867,180 ADSs) outstanding following the closing of the Issuer’s rights offering as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 62957M104	SCHEDULE 13G	Page 3 of 7 pages

1	NAMES OF REPORTING PERSONS
Phase4 Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)☐
(b)☒(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
159,882 (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
159,882 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
159,882 (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This Schedule 13G is being filed by: (a) Phase4 Ventures III General Partner Limited (“Phase4 GP”), (b) Phase4 Partners Limited (“Phase4 Partners”), (c) Phase4 Ventures III LP (“Phase4”) and (d) Phase4 Ventures III GP LP (“Phase4 GPLP”, and together with Phase4 GP, Phase4 Partners, and Phase 4, the “Reporting Persons”). The general partner of Phase4 is Phase4 GPLP. The general partner of Phase4 GPLP is Phase4 GP. Phase4 GP has appointed Phase4 Partners to act as the manager of Phase4. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Each of the Reporting Persons is deemed to beneficially own shares held by Phase4.

(2) Includes 159,882 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 1,598,820 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share. Phase4 Partners ultimately exercises voting and dispositive power over the securities held by Phase4.

(3) This percentage is calculated based upon the 2,719,025 Common Shares (including 2,186,718 Common Shares represented by 21,867,180 ADSs) outstanding following the closing of the Issuer’s rights offering as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 62957M104	SCHEDULE 13G	Page 4 of 7 pages

1	NAMES OF REPORTING PERSONS
Phase4 Ventures III GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)☐
(b)☒(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
159,882 (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
159,882 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
159,882 (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This Schedule 13G is being filed by: (a) Phase4 Ventures III General Partner Limited (“Phase4 GP”), (b) Phase4 Partners Limited (“Phase4 Partners”), (c) Phase4 Ventures III LP (“Phase4”) and (d) Phase4 Ventures III GP LP (“Phase4 GPLP”, and together with Phase4 GP, Phase4 Partners, and Phase 4, the “Reporting Persons”). The general partner of Phase4 is Phase4 GPLP. The general partner of Phase4 GPLP is Phase4 GP. Phase4 GP has appointed Phase4 Partners to act as the manager of Phase4. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Each of the Reporting Persons is deemed to beneficially own shares held by Phase4.

(2) Includes 159,882 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 1,598,820 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share. Phase4 Partners ultimately exercises voting and dispositive power over the securities held by Phase4.

(3) This percentage is calculated based upon the 2,719,025 Common Shares (including 2,186,718 Common Shares represented by 21,867,180 ADSs) outstanding following the closing of the Issuer’s rights offering as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 62957M104	SCHEDULE 13G	Page 5 of 7 pages

1	NAMES OF REPORTING PERSONS
Phase4 Ventures III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)☐
(b)☒(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
159,882 (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
159,882 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
159,882 (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This Schedule 13G is being filed by: (a) Phase4 Ventures III General Partner Limited (“Phase4 GP”), (b) Phase4 Partners Limited (“Phase4 Partners”), (c) Phase4 Ventures III LP (“Phase4”) and (d) Phase4 Ventures III GP LP (“Phase4 GPLP”, and together with Phase4 GP, Phase4 Partners, and Phase 4, the “Reporting Persons”). The general partner of Phase4 is Phase4 GPLP. The general partner of Phase4 GPLP is Phase4 GP. Phase4 GP has appointed Phase4 Partners to act as the manager of Phase4. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Each of the Reporting Persons is deemed to beneficially own shares held by Phase4.

(2) Includes 159,882 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 1,598,820 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share. Phase4 Partners ultimately exercises voting and dispositive power over the securities held by Phase4.

(3) This percentage is calculated based upon the 2,719,025 Common Shares (including 2,186,718 Common Shares represented by 21,867,180 ADSs) outstanding following the closing of the Issuer’s rights offering as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 14, 2016.

CUSIP No. 62957M104	SCHEDULE 13G	Page 6 of 7 pages

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13G (the “Schedule 13G”) that was first filed on February 12, 2016, and is jointly filed by the Reporting Person (as defined in Item 2 of the Schedule 13G) with respect to the common shares, nominal value €1.00 per share (the “Common Shares”), and the American Depositary Shares, each representing 1/10 of one Common Share (the “ADS”), of Nabriva Therapeutics AG ( the “Issuer”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13G.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES.

Item 2(d) of the Schedule 13G is amended as follows:

American Depositary Shares, each representing 1/10 of one Common Share, nominal value €1.00 per share.

ITEM 4.	OWNERSHIP

Item 4(a) of the Schedule 13G is amended as follows:

(a) Amount beneficially owned:

As of December 31, 2016, the Reporting Persons may be deemed to beneficially own shares of the Issuer’s ADSs, which constitutes an aggregate of 5.9% of the Issuer’s total Common Shares outstanding. This percentage is calculated based upon the 2,719,025 Common Shares (including 2,186,718 Common Shares represented by 21,867,180 ADSs) outstanding following the closing of the Issuer’s rights offering as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 14, 2016.

The general partner of Phase4 is Phase4 GPLP. The general partner of Phase4 GPLP is Phase4 GP. Phase4 GP has appointed Phase4 Partners to act as the manager of Phase4. Phase4 Partners, in its capacity as manager of Phase4, ultimately exercises voting and dispositive power over the securities held by Phase4. As of December 31, 2016, each of the Reporting Persons is deemed to beneficially own 159,882 shares of the Issuer’s Common Shares, represented by 1,598,820 ADSs that are held by Phase4.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Item 6 of the Schedule 13G is amended as follows:

The responses of the Reporting Persons to Items 2(a) and 4(a) are incorporated herein by reference.  Under certain circumstances, partners or members of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Shares represented by ADSs owned by such Reporting Person.

CUSIP No. 62957M104	SCHEDULE 13G	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

By:	Phase4 Ventures III General Partner Limited

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director

By:	Phase4 Partners Limited

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director

Phase4 Ventures III LP

By: Phase4 Partners Limited, its manager

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director

By:	Phase4 Ventures III GP LP

By: Phase4 Ventures III General Partner Limited, its general partner

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director